SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO /A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 4)

INTERTRUST TECHNOLOGIES CORPORATION
(Name of Subject Company (Issuer))

FIDELIO ACQUISITION COMPANY, LLC
FIDELIO SUB, INC.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
SONY CORPORATION OF AMERICA
STEPHENS ACQUISITION LLC
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

46113Q109
(CUSIP Number of Class of Securities)

Elizabeth Coppinger, Manager Fidelio Acquisition Company, LLC c/o Sony Corporation of America 550 Madison Avenue, 33rd Floor New York, New York 10022-3321 Telephone: (212) 833-8000	Ruud Peters, Manager Fidelio Acquisition Company, LLC c/o Koninklijke Philips Electronics N.V. Amstelplein 2 1096 BC Amsterdam The Netherlands Telephone: +31 (20) 597-7777
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Morton A. Pierce, Esq.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019-6092
Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$479,890,442	$44,150
*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of all of the outstanding shares of common stock, par value $0.001 per share, of InterTrust Technologies Corporation (“InterTrust”) at a purchase price of $4.25 per share. As of November 13, 2002, there were 112,915,398 shares of InterTrust common stock outstanding on a fully diluted basis.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,150	Filing Party: Fidelio Acquisition Company, LLC

Form or Registration No.: Schedule TO	Date Filed: November 22, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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SCHEDULE TO

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on November 22, 2002 (as previously amended and amended hereby, the “Schedule TO”) by Fidelio Acquisition Company, LLC, a Delaware limited liability company (“Parent”), Fidelio Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), Koninklijke Philips Electronics N.V., a corporation organized under the laws of the Netherlands, Sony Corporation of America, a New York corporation, and Stephens Acquisition LLC, an Arkansas limited liability company. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of InterTrust Technologies Corporation, a Delaware corporation (“InterTrust”), including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of June 8, 2001, between InterTrust and American Stock Transfer and Trust Company, Inc., at a purchase price of $4.25 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. Capitalized terms used and not otherwise defined herein shall have the meaning assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by including the following:

On December 23, 2002, Parent issued a press release announcing the extension of the Offer until 12:00 midnight, New York City time, on Thursday, January 2, 2003, unless further extended. Accordingly, the term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, January 2, 2003, unless and until Purchaser, in accordance with the Merger Agreement and the terms of the Offer, extends the period of time for which the Offer is open, in which event the term “Expiration Date” means the time and date at which the Offer, as so extended by Purchaser, will expire. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, on Friday, December 20, 2002.

The Offer has been extended because the waiting periods applicable to Philips and SCA under the HSR Act have not expired. As previously disclosed in the Offer to Purchase, the required waiting period under the HSR Act for the Offer and the Merger will expire at 11:59 p.m., New York City time, on Thursday, January 2, 2003, which is the later of the expiration of the waiting periods applicable to Philips and SCA, unless the applicable waiting period is earlier terminated or extended by the FTC or the Antitrust Division.

On December 20, 2002, the parties received clearance for the transaction from the European Commission.

Parent has been advised by the Depositary that, as of 12:00 midnight, New York City time, on Friday, December 20, 2002, approximately 84,618,004 Shares (including Shares subject to guaranteed delivery) had been tendered and not withdrawn, representing approximately 85% of the outstanding Shares. The full text of the press release is filed as Exhibit (a)(1)(N) hereto and is incorporated herein by reference.

Item 12.     Exhibits

Item 12 is hereby amended and supplemented to add the following exhibit:

(a)(1)(N)	Press Release issued by Fidelio Acquisition Company, LLC on December 23, 2002.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2002
FIDELIO ACQUISITION COMPANY, LLC

By:	/s/ Elizabeth Coppinger
Name: Elizabeth Coppinger
Title: Manager

By:	/s/ Ruud Peters
Name: Ruud Peters
Title: Manager

FIDELIO SUB, INC.

By:	/s/ Elizabeth Coppinger
Name: Elizabeth Coppinger
Title: Vice President

By:	/s/ Ruud Peters
Name: Ruud Peters
Title: Vice President

SONY CORPORATION OF AMERICA

By:	/s/ Steven E. Kober
Name: Steven E. Kober
Title: Senior Vice President

KONINKLIJKE PHILIPS ELECTRONICS N.V.

By:	/s/ Ruud Peters
Name: Ruud Peters*
Title: Executive Vice President Philips International B.V.

STEPHENS ACQUISITION LLC

By:	/s/ Jackson Farrow Jr.
Name: Jackson Farrow Jr.
Title: Manager

*	The power of attorney authorizing Mr. Ruud Peters to sign on behalf of Koninklijke Philips Electronics N.V. has been filed with the Schedule TO filed on November 22, 2002.

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EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 22, 2002.**

(a)(1)(B)	Form of Letter of Transmittal.**

(a)(1)(C)	Form of Notice of Guaranteed Delivery.**

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

(a)(1)(G)	Press Release issued by Fidelio Acquisition Company, LLC on November 13, 2002, incorporated herein by reference to Schedule TO-C previously filed with the Securities and Exchange Commission.

(a)(1)(H)	Summary Advertisement, dated November 22, 2002, appearing in The Wall Street Journal.**

(a)(1)(I)	Complaint filed by Fabrizio Righetti in the Superior Court, Santa Clara County, California on November 13, 2002.**

(a)(1)(J)	Complaint filed by Jong-Ho Nam in the Superior Court, Santa Clara County, California on November 13, 2002.**

(a)(1)(K)
Complaint filed by James Kaufman and Barrie Kaufman, as trustees by and for the Kaufman Family Trust 9/03/98, and Colin Gilbert in the Court of Chancery, New Castle County, Delaware, on November 27, 2002.**

(a)(1)(L)
Amended Complaint filed by James Kaufman and Barrie Kaufman, as trustees by and for the Kaufman Family Trust 9/03/98, and Colin Gilbert in the Court of Chancery, New Castle County, Delaware, on December 6, 2002.**

(a)(1)(M)
Complaint filed by Julie M. Bishop, Albert Case, Sheldon E. Katzer, Inc. Employees Retirement Trust, Stephen Stenton, George Peterman, John E. Fry, Jr., Billie R. Brenner, Michael McCarthy and Daniel Brown in the Superior Court, Santa Clara County, California, on December 9, 2002.**

(a)(1)(N)	Press Release issued by Fidelio Acquisition Company, LLC on December 23, 2002.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of November 13, 2002, by and among Fidelio Acquisition Company, LLC, Fidelio Sub, Inc. and InterTrust Technologies Corporation.**

(d)(2)	Letter Agreement, dated as of November 13, 2002, by and among Sony Corporation of America, Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(d)(3)(A)	Confidentiality Agreement, dated as of May 16, 2002, by and between Sony Corporation of America and InterTrust Technologies Corporation.**

(d)(3)(B)	Confidentiality Agreement, dated as of July 8, 2002, by and between Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(d)(3)(C)	Rider Regarding Confidential Information, dated as of September 30, 2002, by and among Sony Corporation of America, Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(d)(4)
Form of Stockholder Tender and Support Agreements, dated as of November 13, 2002, by and among Fidelio Acquisition Company, LLC, Fidelio Sub, Inc. and certain stockholders of InterTrust Technologies Corporation.**

(d)(5)	Exclusivity Letter Agreement, dated as of November 10, 2002, by and among Sony Corporation of America, Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(d)(6)(A)*	Patent License Agreement, dated as of May 20, 2002, by and between Sony Corporation and InterTrust Technologies Corporation.**

(d)(6)(B)	Amendment to Patent License Agreement, dated as of November 13, 2002, by and between Sony Corporation and InterTrust Technologies Corporation.**

(d)(6)(C)*	Foundation Patent License Agreement, dated as of November 13, 2002, by and between Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(d)(6)(D)	Amendment to Foundation Patent License Agreement, dated as of November 13, 2002, by and between Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(g)	None.

(h)	None.

*
Portions of this exhibit have been omitted based on a request for confidential treatment pursuant to Rule 24b-2 under the Exchange Act. Such omitted portions have been filed separately with the Securities and Exchange Commission.

**	Previously filed.